Filed by Neuberger Berman Municipal Fund Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended
Subject Company:
Neuberger Berman California Municipal Fund Inc.
Commission File No. 811-21167

Neuberger Berman Municipal Fund Inc.
Neuberger Berman California Municipal Fund Inc.
1290 Avenue of the Americas
New York, New York 10104

    IMPORTANT NOTICE  _

Dear Stockholder,

Our records show that we have not yet reached you regarding an important proposal relating to the investment you hold in Neuberger Berman Municipal Fund Inc. (NBH), and/or Neuberger Berman California Municipal Fund Inc. (NBW).

Please take a moment to call us toll-free at 1-866-387-0017, Monday to Friday from 9:00am to 10:00 pm Eastern time.

You will be asked to provide the Investor ID number listed below. Rest assured; no personal information will be required.

Thank you in advance for your assistance.

Sincerely,

Joseph V. Amato
President and CEO

INVESTOR PROFILE
Investor ID:
Shares owned:

OFFICIAL BUSINESS_ This document relates to your investment in the Neuberger Berman Funds.

In connection with the important proposal mentioned above, a proxy statement/prospectus that is included in a registration statement on Form N-14 has been filed with the Securities and Exchange Commission. Stockholders are urged to read the proxy materials and any other relevant documents because they contain important information about your investment in the Funds. The proxy materials are available at https://vote.proxyonline.com/nb/docs/2023proxy.pdf.